

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 10, 2021

James H. Greene, Jr.
Chief Executive Officer
Bilander Acquisition Corp.
Four Embarcadero Center, Suite 2100
San Francisco, CA 94111

      Re: Bilander Acquisition Corp.
          Amendment No. 2 to Registration Statement on Form S-1
          Filed April 30, 2021
          File No. 333-253419

Dear Mr. Greene:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1

Preliminary Prospectus, page 1

1.   In the fifth paragraph you state that 1,250,000 sponsor shares are subject to forfeiture depending on the extent to which the underwriters' over-allotment option is not exercised. Other portions of your document state that the forfeiture is 750,000 shares. Please revise for consistency.

The Offering
Election of directors; voting rights, page 17

2.   Please disclose here and in an appropriate risk factor that your sponsor will be entitled to nominate three individuals for election to the Company's board of directors, as long as your sponsor holds any securities covered by the registration and stockholder rights

agreement.

 You may contact Yong Kim, Staff Accountant, at 202-551-3323 or Gus Rodriguez, Accounting Branch Chief, at 202-551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Loan Lauren Nguyen, Legal Branch Chief, at 202-551-3642 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Energy & Transportation

cc: Yan Zhang, Esq.